United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.3)

                          HOLIDAY RV SUPERSTORES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    434902102
                                 (CUSIP Number)

                                Michael S. Riley
                              4030 N.E. 25th Avenue
                           Lighthouse Point, FL 33064
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2001
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 434902102                                                        13D
                                                                    Page 2 of 7
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(1)      NAME  OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Recreational Holdings, Inc.
________________________________________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                       (b)
________________________________________________________________________________
(3)      SEC USE ONLY
________________________________________________________________________________
(4)      SOURCE OF FUNDS*  OO
________________________________________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)

________________________________________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida
________________________________________________________________________________
 NUMBER OF              (7)     SOLE VOTING POWER

  SHARES                         -0-
                        ________________________________________________________
BENEFICIALLY            (8)     SHARED VOTING POWER

                                4,284,844
 OWNED BY               ________________________________________________________
                        (9)     SOLE DISPOSITIVE POWER

   EACH                         -0-
                        ________________________________________________________
 REPORTING              (10)    SHARED DISPOSITIVE POWER

PERSON WITH                     4,284,844
________________________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,284,844
________________________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

________________________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.4%

________________________________________________________________________________
(14)     TYPE OF REPORTING PERSON*   CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 434902102                                                        13D
                                                                    Page 3 of 7
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Item 1.   Security and Issuer.

     This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission (the "Commission") by Recreational Holdings, Inc., a Florida corporation (the "Reporting Person"), with respect to the common stock, par value $.01 per share, of Holiday RV Superstores, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 200 E. Broward Blvd., Suite 920, Ft. Lauderdale, Florida 33301.

Item 2.   Identity and Background.

     (a) The Reporting Person is a Florida corporation.

     (b) The business address of the Reporting Person is 4030 N.E. 25th Avenue, Lighthouse Point, Florida 33064.

     (c) The Reporting Person's primary business is acquiring and developing companies in the leisure industry.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.

     The Reporting Person entered into a sales and purchase agreement dated June 17, 1999 with Newton C. Kindlund and Joanne M. Kindlund (the "Purchase Agreement") pursuant to which it agreed to purchase 4,158,224 shares of common stock of the Company held by the Kindlunds for a purchase price of $14 million. The source of the funds was as follows:

1. The Kindlunds provided $1 million pursuant to a promissory note secured by 250,000 shares of common stock of the Company with an interest rate of 12%. The note was due 21 days from the closing of the sale.

2. Doerge-Atlas, LLC loaned the Reporting Person $12.5 million pursuant to a promissory note secured by 4 million shares of common stock and with an interest rate of prime + 5% with an open maturity date.

3. Michael McGowan loaned the Reporting Person $500,000 pursuant to a promissory note due one year from the date of the note with a 15% interest rate.

     The Reporting Person refinanced the original purchase price in the amount of approximately $16 million pursuant to a loan funded by Deutsche Bank (Canada). The Reporting Person's interest rate on the loan was prime + 5%, the loan was secured by 4 million shares of the acquired Company stock which were transferred into the name of Deutsche Bank, and the loan had an open maturity. The loan was sourced through Freeman Securities, Inc. The Reporting Person has been informed that Freeman may have defaulted in its agreements with other broker-dealers or banks, as a result of which the Reporting Person's loan may have been adversely affected. The Reporting Person is currently investigating this matter and intends to take all appropriate measures to protect its interest in the shares of Company common stock it beneficially owns.

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CUSIP No.: 434902102                                                        13D
                                                                    Page 4 of 7
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Item 4.  Purpose of Transaction.

     The Reporting Person entered into the Purchase Agreement for investment purposes and to effect certain changes in the growth and management of the Company. The Reporting Person intended to identify strategic acquisitions for the Company to expand the Company's business and consolidate the industry in which the Company operates. At that time, the Reporting Person did not intend to materially increase or decrease its ownership interest in the Company.

     The Reporting Person may from time to time (i) acquire additional shares of common stock, subject to the availability of prices deemed favorable in the open market, in privately negotiated transactions or otherwise, (ii) acquire additional shares of common stock through the exercise of options or warrants or
(iii) dispose of the shares of common stock owned by the Reporting Person or subsequently acquired or sell short such shares of common stock, in each case at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

     In the future, the Reporting Person may consider whether to take additional actions to protect its investment in the Company, including, without limitation,
(i) the acquisition of additional securities of the Company or the disposition of securities of the Company, (ii) proposing an extraordinary corporate transaction, such as a merger, reorganization, further recapitalization or liquidation, involving the Company or any of its subsidiaries and (iii) proposing a change in the present Board of Directors or management of the Company.

     Except as indicated above, the Reporting Person currently has no plans or proposals that would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to determine in the future to take any action that relates to or would result in any of those events, actions or conditions.

Item 5.  Interest in Securities of Issuer.

     The percentage of common stock reported in this Statement as being beneficially owned by the Reporting Person is based upon 8,852,000 shares of outstanding common stock, representing the number of outstanding shares of common stock identified in the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2001.

     (a) This Statement relates to 4,284,844 shares of common stock of the Company that may be deemed to be beneficially owned by the Reporting Person, which constitutes approximately 48.4% of the issued and outstanding shares of common stock of the Company.

     (b) Within the past 60 days, the Reporting Person has not purchased or sold shares of common stock of the Company. However, on November 9, 2001, Nomura Securities International, Inc. filed a Statement on Schedule 13G in which it reported that as of October 1, 2001 it beneficially owned and had sole voting and dispositive power with respect to 2 million shares of the Company's common stock. The Reporting Person believes that these shares are some of the 4,284,844 shares reported as beneficially owned by the Reporting Person and part of the 4 million shares initially held of record by Deutsche Bank. The Reporting Person

CUSIP No.: 434902102                                                        13D
                                                                    Page 5 of 7
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believes that Nomura may hold those shares as successor  lender to Deutsche Bank and the Reporting Person has not voluntarily transferred those shares to Nomura and has not been advised that any of the shares the Reporting Person beneficially owns have been transferred to any person in a manner that would alter the Reporting Person's beneficial ownership.

     (c) Not applicable.

     (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     Except as set forth above in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in
Item 2 and any other persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1: Share Sale and Purchase Agreement dated June 17, 1999 by and between Atlas Recreational Holdings, Inc., Newton C. Kindlund and Joanne M. Kindlund (incorporated by reference to the Reporting Person's Statement on Schedule 13D filed with the Commission on July 13, 1999).

CUSIP No.: 434902102                                                        13D
                                                                    Page 6 of 7
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                                  SIGNATURES

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2001             RECREATIONAL HOLDINGS, INC.
                                        a Florida corporation


                                      By:  /s/  Michael S. Riley
                                          ----------------------------------
                                          Michael S. Riley
                                          Chairman and Chief Executive Officer



                                          /s/  Michael S. Riley
                                          ----------------------------------
                                          Michael S. Riley

CUSIP No.: 434902102                                                        13D
                                                                    Page 7 of 7
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                               INDEX OF EXHIBITS


Exhibit 1:        Shares Sale and Purchase Agreement dated June 17,
                  1999 by and between Atlas Recreational Holdings, Inc., Newton
                  C. Kindlund and Joanne M. Kindlund (incorporated by reference to the Reporting Person Statement on Schedule 13D filed with the Commission on July 13, 1999.